SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2017

Commission File Number: 001-36158

Wix.com Ltd.
(Translation of registrant's name into English)

40 Namal Tel Aviv St.,
Tel Aviv 6350671, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No  ☒

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXPLANATORY NOTE

Mr. Norbert Becker, a member of the board of directors (the “Board”) of Wix.com Ltd. (the “Company”) regretfully informed the Company of his intention to retire from the Company’s Board due to personal health reasons, effective April 1, 2017.   Mr. Becker served as one of the Company’s external directors, pursuant to past requirements of the Israeli Companies Law, from August 2014 and until July 2016. Mr. Becker has served as a member of the Company’s audit and compensation committees since August 2014.

The Company would like to express its deep gratitude and appreciation to Mr. Becker for his dedicated involvement and valuable contribution to the Company in the past years, and wish him good health and best wishes in his future endeavors.

Effective April 1, 2017, Mr. Yuval Cohen, a member of the Company's Board of Directors, will be appointed to the Audit Committee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2017

WIX.COM LTD.

By:	/s/ Eitan Israeli
Name: Eitan Israeli
Title: VP & General Counsel